UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Stock Listing Information
Mexican Stock Exchange
Ticker: KOFL

Coca-Cola FEMSA and Grupo Fomento Queretano reach an agreement to merge their bottling operations

Mexico City, Mexico – December 15, 2011 – Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL; NYSE: KOF) (“Coca-Cola FEMSA,” “KOF,” or the “Company”) , the largest public bottler of Coca-Cola products in the world, and Grupo Fomento Queretano and its shareholders (“Grupo Fomento Queretano”), a diversified group with divisions in beverages, retail, services, real estate, and tourism, have agreed to merge Grupo Fomento Queretano’s beverage division, one of the oldest family-owned beverage players in Mexico, with Coca-Cola FEMSA.

The merger agreement has been approved by both Coca-Cola FEMSA’s and Grupo Fomento Queretano’s Boards of Directors and is subject to the completion of confirmatory legal, financial, and operating due diligence and to customary regulatory and corporate approvals, including the approval of The Coca-Cola Company and the Comisión Federal de Competencia, the Mexican antitrust authority. Both Coca-Cola FEMSA and Grupo Fomento Queretano will call for an extraordinary shareholders meeting for the approval of this merger.

The aggregate enterprise value of this transaction is Ps. 6,600 million. As a result of the merger, Grupo Fomento Queretano will receive 45.1 million newly issued KOF series L shares at a value of Ps. 119.29 per share, calculated on the average closing price of the KOF series L share over the 5 trading days of the week prior to the announcement of this agreement. The number of shares may be adjusted within agreed upon thresholds, pending the completion of the due diligence process. In addition, Coca-Cola FEMSA will assume Ps. 1,221 million in net debt.

Furthermore, through this transaction, Coca-Cola FEMSA will become the owner of a 12.92% stake in Promotora Industrial Azucarera, S.A. de C.V. (“PIASA”), a participant in the Mexican sugar industry.

“As we find ourselves at the best moment in the history of our company, we have decided to merge the beverage division with Coca-Cola FEMSA, the largest Coca-Cola bottler in the world, with a diversified geographic presence, a talented management team, and important growth prospects. We are certain that, together, we can combine the best practices and talent that we have developed at Grupo Fomento Queretano with the expertise and track record of Coca-Cola FEMSA. The combination of both groups, the closeness of our territories, and the best practices we will share will contribute to the creation of value for all shareholders. We are ready to continue writing history and building on what we started nearly a century ago,” said the shareholders of Grupo Fomento Queretano.

“As we are about to close a meaningful year for our Company and the Mexican Coca-Cola bottling system, we are pleased to announce our third merger agreement in less than six months. We feel happy to join forces with the major controlling shareholders of Grupo Fomento Queretano to integrate their beverage division with Coca-Cola FEMSA. We continue to show flexibility to invite new partners with whom we share an aligned vision of economic and social value creation. We feel honored to receive the Ruiz family on our team and, together, leverage our expertise in the beverage industry and complement our prospects for future growth.  Particularly, the three mergers that we have announced this year will add to our Mexican operations more than 425 million unit cases of beverages and more than Ps. 12 billion in revenues, representing approximately a 30% increase for our Mexican operations’ volumes and revenues", said Carlos Salazar Lomelin, Chief Executive Officer of the Company.

“We are very proud of the work that Coca-Cola FEMSA’s team has performed this year. For Coca-Cola FEMSA, 2011 marks a historic year in which we firmly advanced on our strategy to grow through mergers and acquisitions: from our incursion in the dairy segment through Estrella Azul in Panama, together with The Coca-Cola Company, to our mergers with the beverage divisions of Grupo Tampico, Grupo CIMSA, and Grupo Fomento Queretano. Through these mergers, we also have the privilege to enrich our organization with the track record and entrepreneurial legacy of three Mexican families with whom we identify in our principles and values.  The aggregate value of these transactions is more than Ps. 28 billion, which represents a record investment for our Company since the acquisition of Panamco in 2003,” said José Antonio Fernández Carbajal, Chairman of the Board of Directors of Coca-Cola FEMSA.

NYSE (ADR)
Ticker: KOF

Ratio of KOF L to KOF = 10:1

For Further Information:

Investor Relations

José Castro
jose.castro@kof.com.mx
(5255) 5081-5120 / 5121

Gonzalo García
gonzalojose.garciaa@kof.com.mx
(5255) 5081-5148

Roland Karig roland.karig@kof.com.mx
(5255) 5081-5186

Website:
www.coca-colafemsa.com
December 15, 2011	Page 1

Stock Listing Information
Mexican Stock Exchange
Ticker: KOFL

Grupo Fomento Queretano’s beverage division operates mainly in the state of Queretaro, as well as in parts of the states of Mexico, Hidalgo and Guanajuato. With its origins as a bottling business in 1912 in Queretaro, Grupo Fomento Queretano’s beverage division, was founded by Mr. Roberto Ruiz Obregón in 1944 and currently operates 2 bottling facilities and 9 distribution centers, with close to 2,400 employees serving more than 37,000 clients. In 2011, Grupo Fomento Queretano’s beverage division is expected to sell 110 million unit cases of beverages and generate Ps. 3,020 million in net revenues.  In addition, on a 2011 estimated pro forma basis, it is expected to generate EBITDA of Ps. 683 million.

Seale & Associates, Inc. and; White & Case S.C. acted as exclusive financial and, legal advisors, respectively, to Grupo Fomento Queretano on this transaction.

Ritch Muller and Deloitte Galaz, Yamazaki, Ruiz Urquiza, S.C. acted as legal and fiscal advisors, respectively, to Coca-Cola FEMSA on this transaction.

CONFERENCE CALL INFORMATION

We invite you to participate in the conference call to announce the transaction, which will be held on Monday, December 19, 2011, at 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time).

The speakers on this call will be:

Mr. Carlos Salazar, Chief Executive Officer of Coca-Cola FEMSA;

Mr. Hector Treviño, Chief Financial Officer of Coca-Cola FEMSA; and

Mr. Jose Castro, Head of Investor Relations of Coca-Cola FEMSA.

To participate in the conference call, please dial: Domestic U.S.: 866-700-7477 or International: 617-213-8840. We invite investors to listen to the live audio cast of the conference call on the Company’s website, www.coca-colafemsa.com.

If you are unable to participate live, an instant replay of the conference call will be available through December 25, 2011. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 14973569.

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias, and part of the state of Minas Gerais), and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 37 bottling facilities in Latin America and serves more than 1,700,000 retailers in the region.

Grupo Fomento Queretano’s beverage division produces and distributes Coca-Cola, Victoria, Fanta, Del Valle, and other trademark beverages of The Coca-Cola Company mainly in the state of Queretaro, as well as in parts of the states of Mexico, Hidalgo and Guanajuato. With its origins as a bottling business in 1912 in Queretaro, Grupo Fomento Queretano’s beverage division was founded in 1944 by Mr. Roberto Ruiz Obregón in Queretaro, Mexico, and today operates 2 bottling facilities and 9 distribution centers in these territories, serving more than 37,000 clients.

NYSE (ADR)
Ticker: KOF

Ratio of KOF L to KOF = 10:1

For Further Information:

Investor Relations

José Castro
jose.castro@kof.com.mx
(5255) 5081-5120 / 5121

Gonzalo García
gonzalojose.garciaa@kof.com.mx
(5255) 5081-5148

Roland Karig roland.karig@kof.com.mx
(5255) 5081-5186

Website:
www.coca-colafemsa.com
December 15, 2011	Page 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: December 15, 2011